Exhibit 12.1

BE Aerospace, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in millions, except ratios)

	Three Month Ended March 31,		Fiscal Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
Earnings (loss) before income taxes	$101.4	$73.9	$323.0	$211.4	$204.6	$(87.8)	$215.1
Fixed charges, excluding capitalized interest	28.8	26.5	106.6	93.7	90.5	51.2	25.0
Total Earnings	$130.2	$100.4	$429.6	$305.1	$295.1	$(36.6)	$240.1
Fixed Charges:
Interest Expense	$26.9	$24.7	$99.3	$85.9	$82.2	$45.8	$22.3
Rental expenses representative of an interest factor	0.3	0.3	1.1	1.0	1.7	1.5	1.5
Capitalized Interest	—	0.4	0.9	—	—	—	—
Amortization of deferred debt issuance costs and discount	1.6	1.5	6.2	6.8	6.6	3.9	1.2
Total Fixed Charges	$28.8	$26.9	$107.5	$93.7	$90.5	$51.2	$25.0
Ratio of earnings to total fixed charges	4.5	3.7	4.0	3.3	3.3	*	9.6

* For the fiscal year ended December 31, 2008, our earnings were insufficient to cover our fixed charges by $87.8 million.